

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2023

Geoffrey Andersen
Chief Executive Officer
Opti-Harvest, Inc.
1801 Century Park East, Suite 520
Los Angeles, California 90067

>   **Re: Opti-Harvest, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 13, 2023**
>   **File No. 333-267203**

Dear Geoffrey Andersen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors, page 14

1.   We note your response to prior comment 1. Please add a risk factor related to the enforcement action by the Division of Enforcement of the SEC and the indictment filed by the Department of Justice against Mr. Destler.

Note 2. Significant Accounting Policies
Revenue Recognition, page F-33

2.   In regard to your rental revenue, please revise to clarify general or material terms of the lease agreements, including duration of the agreements, any minimum purchase commitments, tabular disclosure of the operating lease income and a maturity analysis of

the future lease payments to be received, as applicable. Refer to ASC 842-30-50.

<u>Note 4. Rental Equipment, page F-37</u>

3.   Please describe or clarify the nature or type of rental equipment purchased.

      You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas E. Puzzo, Esq.